Brandes Investment Trust
c/o U.S. Bancorp Fund Services, LLC
2020 East Financial Way, Suite 100
Glendora, California 91741

January 28, 2016

FILED VIA EDGAR

Ms. Samantha Brutlag
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

Re:	Brandes Investment Trust (the “Trust”)
File Nos.: 033-81396 and 811-08614
on behalf of the Brandes Funds

Dear Ms. Brutlag:

The Trust respectfully requests, pursuant to Rule 461 under the 1933 Act, that Post-Effective Amendment No. 53 to the Registration Statement filed on Form N-1A on Wednesday, January 27, 2016 on behalf of the Brandes Funds, be accelerated to become effective on Friday, January 29, 2016.

Pursuant to Rule 461(a) under the 1933 Act, attached is a separate letter from ALPS Distributors, Inc., the Trust’s principal underwriter, requesting that effectiveness of Post-Effective Amendment No. 53 be accelerated to Friday, January 29, 2016.

If you have any questions regarding the enclosed, please do not hesitate to contact Elaine E. Richards at (626) 914-7363.

Sincerely,

/s/Thomas Quinlan

Thomas Quinlan, Esq.
Secretary of Brandes Investment Trust

Attachment

ALPS Distributors, Inc.
1290 Broadway, Suite 1100
Denver, Colorado 80203

January 28, 2016

FILED VIA EDGAR

Ms. Samantha Brutlag
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

Re:	Brandes Investment Trust (the “Trust”)
File Nos.: 033-81396 and 811-08614
on behalf of the Brandes Funds REQUEST FOR ACCELERATION

Dear Ms. Brutlag:

As the principal underwriter of the Trust and pursuant to the Securities and Exchange Commission’s authority under Rule 461(a) under the Securities Act of 1933, we request that effectiveness of Post-Effective Amendment No. 53 to the Trust’s Registration Statement, filed on Form N-1A on Wednesday, January 27, 2016, on behalf of the Brandes Funds, be accelerated to Friday, January 29, 2016.

Very truly yours,

ALPS DISTRIBUTORS, INC.

/s/ J. Tison Cory

Name: J. Tison Cory
Title: Vice President – Intermediary Operations